Nordic Telephone Company ApS suspends the compulsory acquisition process
Copenhagen, Denmark, 9 March 2006
As previously announced Nordic Telephone Company Aps (“NTC”) is evaluating the decision made by the Danish Commerce and Companies Agency (“DCCA”) on 8 March 2006 and considering its next steps including whether to request TDC to appeal the decision to the Danish Company Appeals Board or to bring the matter before the courts.
NTC has therefore suspended the compulsory acquisition process and shareholders in TDC should not deliver their shares to NTC under the compulsory acquisition that was initiated by NTC on 5 March 2006. If the DCCA’s decision is overruled, NTC reserves the right to recommence the compulsory acquisition on the same terms as stated in its compulsory redemption notice of 5 March 2006, however, the with expiry date of the compulsory redemption period being changed accordingly, but with the cut off date for an expert valuation, if any, fixed as of 5 March 2006.
NTC will make a further statement in due course after NTC has considered the options available to it.
For more information please contact:
Nordic Telephone Company ApS
Prospect
Peter Gustafson
Tel: +45 33 73 00 88
E-mail: pgu@prospect.dk
Additional Information
Note regarding forward-looking statements
This news release contains “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning. These statements are based on the current expectations of NTC’s management, and are inherently subject to uncertainties and changes in circumstances. NTC does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Nordic Telephone Company ApS, CVR-no 29 14 67 80,
Langelinie Alle 35, DK 2100 Copenhagen